SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. _____)

                           ZEN POTTERY EQUIPMENT, INC.
                           ---------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   98935M-10-5
                                   -----------
                                 (CUSIP NUMBER)

                            SPENCER G. FELDMAN, ESQ.
                             GREENBERG TRAURIG, LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                              TEL.: (212) 801-9200
                -------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                FEBRUARY 2, 2005
             -------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                                  SCHEDULE 13D


-----------------------
CUSIP NO.  98935M-10-5
-----------------------

(1)   Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)
         Jed Schutz
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group      (a)  [_]
                                                            (b)  [_]
--------------------------------------------------------------------------------
(3)   SEC Use Only
--------------------------------------------------------------------------------
(4)   Source of Funds
      OO, PF
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization:
      New York
--------------------------------------------------------------------------------
                            (7)   Sole Voting Power
   Number of Shares               483,908
Beneficially Owned by    -------------------------------------------------------
Each Reporting Person       (8)   Shared Voting Power
        With                      282,498
                         -------------------------------------------------------
                            (9)   Sole Dispositive Power
                                  483,908
                         -------------------------------------------------------
                           (10)   Shared Dispositive Power
                                  287,498
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      766,406 shares of Common Stock
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)
      5.7%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person
      IN
--------------------------------------------------------------------------------


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


ITEM 1.    SECURITY AND ISSUER.
           -------------------

         (a) TITLE AND CLASS OF SECURITY: Common Stock, par value $.001 per share (the "Common Stock").

         (b) ISSUER: Zen Pottery Equipment, Inc.
                     1185 Avenue of the Americas, 20th Floor
                     New York, New York 10036

ITEM 2.    IDENTITY AND BACKGROUND.
           -----------------------

           2(a)-(c) Name:  Jed Schutz

           Business Address:  c/o Zen Pottery Equipment, Inc.
                              1185 Avenue of the Americas, 20th Floor
                              New York, New York 10036

           Principal Occupation: Mr. Schutz is a private investor and real estate developer.

           2(d) Criminal Convictions: Mr. Schutz has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

           2(e) Violations of Federal or State Securities Laws: Mr. Schutz has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
           -------------------------------------------------

         Mr. Schutz obtained certain of his shares of Common Stock pursuant to a reverse merger, which is described in Item 4 below. Mr. Schutz purchased 130,770 shares of Common Stock in a private offering conducted by the Issuer, which is described in Item 4 below. Mr. Schutz used his personal funds for his purchase of Common Stock in the private offering.

ITEM 4.    PURPOSE OF TRANSACTION.
           ----------------------

         Mr. Schutz obtained 220,711 shares of Common Stock and warrants to purchase 132,427 shares of Common Stock, and The Ethel E. Schutz Irrevocable Trust (the "Trust"), of which Mr. Schutz is the trustee, obtained 141,249 shares of Common Stock, and a warrant to purchase 141,249 shares of Common Stock, pursuant to a "reverse merger" transaction, completed by the Issuer on February 2, 2005, in which the Issuer caused its wholly-owned subsidiary to merge with and into Xethanol Corporation, a Delaware corporation ("Xethanol"), pursuant to which Mr. Schutz and the Trust received their shares of Common Stock based on their ownership of shares of Xethanol's common stock.


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


         Concurrently with the closing of the reverse merger, the Issuer completed a private offering of shares of Common Stock at a price of $3.25 per share. The Issuer received gross proceeds from the private offering of $3,000,028. Mr. Schutz purchased 130,770 shares of Common Stock in the private placement, for a purchase price of $425,002.50.

         Except as described in the foregoing paragraphs, Mr. Schutz has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

         Reference is made to the Agreement of Merger and Plan of Reorganization, dated February 2, 2005, which governed the reverse merger and which was filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on February 3, 2005, and is incorporated by reference.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.
           ------------------------------------

         (a) Mr. Schutz may be deemed to beneficially own 766,406 shares of Common Stock, representing 5.7% of the currently outstanding shares of Common Stock of the Issuer.

         (b) Mr. Schutz and the Trust may be deemed to share voting and dispositive power with respect to the 141,249 shares of Common Stock and warrant to purchase 141,249 shares of Common Stock held directly by the Trust, because Mr. Schutz is the trustee of the Trust. Mr. Schutz has sole voting and dispositive power with respect to the 351,481 shares of Common Stock and warrants to purchase 132,427 shares of Common Stock held directly by him.

         (c) In addition to Mr. Schutz's acquisition of shares of Common Stock pursuant to the reverse merger, he purchased 130,770 shares of Common Stock on February 2, 2005 at a price per share of $3.25 in the private offering described in Item 4.

         (d) Not Applicable.

         (e) Not Applicable.


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


ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
           ---------------------------------------------------------------------
           TO SECURITIES OF THE ISSUER.
           ----------------------------

         Except as described herein, Mr. Schutz has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including, but not limited to, any agreements concerning (i) the transfer or voting of any securities of the Issuer, (ii) finder's fees, (iii) joint ventures, (iv) loan or option agreements, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or loss, or (viii) the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.
           --------------------------------

         Incorporated by reference as Exhibit 1 to this Schedule 13D is the Agreement of Merger and Plan of Reorganization referred to in Item 4 hereof, which was filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on February 3, 2005.


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


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  February 14, 2005                      /s/ Jed Schutz
                                               ---------------------------------
                                               Jed Schutz




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